130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

October 30, 2019	No. 19-07

Avalon receives final payment from Cheetah Resources for
acquisition of Nechalacho Rare Earth resources

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) (“Avalon”) is pleased to report that further to its news release dated June 24, 2019, it has now received the final installment payment of the $5 million purchase price from Cheetah Resources Pty Ltd. (“Cheetah”) for the near-surface resources on the Nechalacho rare earth elements property at Thor Lake near Yellowknife, NWT, Canada. The parties are now working towards finalization of the terms of a co-ownership agreement that will allow Cheetah to move forward with development of the near-surface rare earth resources in the T-Zone deposit in collaboration with Avalon.

Since the original purchase agreement was entered in June 2019, Avalon managed a $900,000 summer work program on the North T deposit for Cheetah involving core re-logging and sampling, followed by an 800 metre, 19 hole diamond drilling program completed in September-October. The work program also included shipping of a 75 tonne stockpiled bulk sample for testwork to confirm the sensor-based ore-sorting process being developed for the unique coarse grained quartz-bastnaesite mineralization present in the upper part of the T-Zone deposit.

The diamond drilling results will allow preparation of a new resource estimate for the T-Zone which, combined with process testwork and additional environmental assessment work, will define the model for proceeding with pilot scale development of the T-Zone rare earth (bastnaesite) resource in 2020. Commented Avalon President & CEO, Don Bubar, “With all the recent concern in the United States about security of supply of rare earths and other critical minerals outside China, this program represents a very timely opportunity to initiate a new rare earths supply chain in North America.”

Cheetah Resources Pty Ltd. (now Vital Metals Ltd.)

On October 22, 2019, Perth, Australia-based Vital Metals Ltd. (VML-ASX) completed its acquisition of privately-held Cheetah Resources Pty Ltd., following the receipt of shareholder approval earlier in the month, with the company’s focus now turning towards near-term production of rare earth oxides. Cheetah’s Managing Director, Geoff Atkins, is now Managing Director of Vital Metals.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements that the parties are now working towards finalization of the terms of a co-ownership agreement, that the diamond drilling results will allow preparation of a new resource estimate which will define the model for proceeding with pilot-scale development of the T-Zone in 2020 and that this program represents a very timely opportunity to initiate a new rare earths supply chain in North America. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.